Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2011 (1)	2012 (1)
Net income	$267	$273
Equity in earnings of unconsolidated affiliates, net of distributions	1	—
Income taxes	158	146
Capitalized interest	(3)	(4)
	423	415

Fixed charges, as defined:

Interest	292	289
Capitalized interest	3	4
Interest component of rentals charged to operating expense	8	5
Total fixed charges	303	298

Earnings, as defined	$726	$713

Ratio of earnings to fixed charges	2.40	2.39
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(1)
Excluded from the computation of fixed charges for the six months ended June 30, 2011 and 2012 is interest expense of $4 million and interest income of $7 million, respectively. which is included in income tax expense.